SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 30)*

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.

(Name of Issuer)

Class A Common Stock, par value $0.08 per share

(Title of Class of Securities)

G20045202

(CUSIP Number)

Wayne Wirtz, Esq.

AT&T Inc.

208 S. Akard St.,

Dallas, Texas 75202

210-821-4105

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 13, 2020

(Date of Event which Requires

Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 8 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS AT&T Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO (See Item 2)

Page 3 of 8 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Warner Media, LLC (as successor by merger to Time Warner Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (See Item 2)

Page 4 of 8 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS TW Media Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON OO (See Item 2)

Page 5 of 8 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Time Warner Media Holdings B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (See Item 2)

Page 6 of 8 Pages

Item 1. Security and Issuer.

This Amendment No. 30 to Schedule 13D (“Amendment No. 30”) amends the Schedule 13D originally filed on April 1, 2009 (the “Original 13D”), as previously amended on May 21, 2009 by Amendment No. 1 to Schedule 13D, on December 8, 2009 by Amendment No. 2 to Schedule 13D, on March 4, 2011 by Amendment No. 3 to Schedule 13D, on May 3, 2012 by Amendment No. 4 to Schedule 13D, on June 20, 2012 by Amendment No. 5 to Schedule 13D, on June 27, 2012 by Amendment No. 6 to Schedule 13D, on July 11, 2012 by Amendment No. 7 to Schedule 13D, on May 1, 2013 by Amendment No. 8 to Schedule 13D, on May 10, 2013 by Amendment No. 9 to Schedule 13D, on May 17, 2013 by Amendment No. 10 to Schedule 13D, on June 24, 2013 by Amendment No. 11 to Schedule 13D, on June 28, 2013 by Amendment No. 12 to Schedule 13D, on March 7, 2014 by Amendment No. 13 to Schedule 13D, on March 28, 2014 by Amendment No. 14 to Schedule 13D, on May 7, 2014 by Amendment No. 15 to Schedule 13D, on November 20, 2014 by Amendment No. 16 to Schedule 13D, on October 7, 2015 by Amendment No. 17 to Schedule 13D, on November 17, 2015 by Amendment No. 18 to Schedule 13D, on February 29, 2016 by Amendment No. 19 to Schedule 13D, on April 26, 2016 by Amendment No. 20 to Schedule 13D, on May 11, 2016 by Amendment No. 21 to Schedule 13D, on March 16, 2017 by Amendment No. 22 to Schedule 13D, on February 14, 2018 by Amendment No. 23 to Schedule 13D, on May 10, 2018 by Amendment No. 24 to Schedule 13D, on June 14, 2018 by Amendment No. 25 to Schedule 13D, on March 27, 2019 by Amendment No. 26 to Schedule 13D, on May 7, 2019 by Amendment No. 27 to Schedule 13D, on October 27, 2019 by Amendment No. 28 to Schedule 13D, and on April 28, 2020 by Amendment No. 29 to Schedule 13D (the Original 13D as so amended, the “Schedule 13D”), filed by Time Warner Inc., a Delaware corporation (“Time Warner”), TW Media Holdings LLC, a Delaware limited liability company and subsidiary of Time Warner whose interests are held by Time Warner and another subsidiary of Time Warner (“TW Media”), and Time Warner Media Holdings B.V., a besloten vennootschap met beperkte aansprakelijkheid or a private limited company, organized under the laws of the Netherlands, and direct, wholly owned subsidiary of TW Media (“TW Holdings B.V.” and, together with Time Warner and TW Media, the “Reporting Persons”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

This Amendment No. 30 relates to the Class A Common Stock, par value $0.08 per share (the “Class A Common Stock”), of Central European Media Enterprises Ltd., a Bermuda company (the “Issuer”) with its principal executive offices at O’Hara House, 3 Bermudiana Road, Hamilton, Bermuda. As provided in the Joint Filing Agreement filed as Exhibit No. 99.55 hereto, the Reporting Persons have agreed pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Act”), to file one Statement on Schedule 13D with respect to their ownership of the Class A Common Stock of the Issuer.

This Amendment No. 30 is being filed to disclose that the Reporting Persons have ceased to be the beneficial owners of more than 5% of the Class A Common Stock of the Issuer as a result of the completion of the Merger (as described below). Accordingly, this Amendment No. 30 is the final amendment to the Schedule 13D and is an exit filing for the Reporting Persons.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On October 13, 2020, the Merger became effective upon the issuance of a certificate of merger by the Registrar of Companies in Bermuda (the “Effective Time”). At the Effective Time, pursuant to the Merger Agreement, (1) each outstanding share of Class A Common Stock was converted into the right to receive $4.58 in cash, without interest (“Common Share Consideration”); (2) the outstanding share of Series A Convertible Preferred Stock, par value $0.08 per share, of the Issuer was converted into the right to receive $32,900,000 in cash, without interest; and (3) each outstanding share of Series B Convertible Redeemable Preferred Stock, par value $0.08 per share, of the Issuer was converted into the right to receive $1,630.875 in cash, without interest.

As a result of the Merger, the Reporting Persons ceased to beneficially own any shares of Class A Common Stock as of the Effective Time.

Page 7 of 8 Pages

As a result of the Merger, pursuant to the terms of the Voting Agreement, dated as of October 27, 2019, by and among Time Warner, TW Holdings B.V., Parent and Issuer, the proxy granted to Parent was terminated in accordance with its terms upon the Effective Time. Further, the 2020 Proxies were terminated in accordance with their terms upon the Effective Time.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Amendment No. 30, the Reporting Persons are no longer the beneficial owners of any shares of Class A Common Stock.

(b) As of the date of this Amendment No. 30, the Reporting Persons are no longer the beneficial owners of any shares of Class A Common Stock.

(c) The matters set forth in Item 4 above are incorporated into this Item 5(c) by reference as if fully set forth herein.

(e) At the Effective Time, the Reporting Persons ceased to beneficially own more than 5% of the Class A Common Stock outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 30 is hereby incorporated by reference into this Item 6.

Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2020

AT&T INC.,

by	/s/ John J. Stephens
	Name:	John J. Stephens
	Title:	Senior Executive Vice President and Chief Financial Officer

WARNER MEDIA, LLC,

by	/s/ Jeston B. Dumas
	Name:	Jeston B. Dumas
	Title:	Vice President and Treasurer

TW MEDIA HOLDINGS LLC,

by	/s/ Jeston B. Dumas
	Name:	Jeston B. Dumas
	Title:	Treasurer

TIME WARNER MEDIA HOLDINGS B.V., BY: TW MEDIA HOLDINGS LLC, its Manager

by	/s/ Jeston B. Dumas
	Name:	Jeston B. Dumas
	Title:	Vice President and Treasurer